



07055436

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

811-05426
(AIM ~~Investment~~ funds)
Branch 18

811-01474
AIM STOCK FUNDS
Branch 18

November 19, 2007

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by the parties listed in Attachment A

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AMVESCAP PLC, INVESCO Funds Group, Inc. and Raymond R. Cunningham, **United States Court of Appeals for the Fourth Circuit 12/4/07-12/7/07 Session and Brief of Amicus Curiae Chamber of Commerce of the United State of America Seeking Affirmance of the District Court as well as 12/4/07-12/7/07 Session for the United States Court of Appeals for the Fourth Circuit** in *Miriam Calderon, individually and on behalf of all others similarly situated v. AMVESCAP PLC, et al.* and *Case No. MDL-1586 In Re: AIM, Artisan, INVESCO, Strong, and T. Rowe Price Mutual Fund Litigation in the Multi-District Litigation pending in the United States District Court for the District of Maryland.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

PROCESSED
DEC 1 1 2007
THOMSON
FINANCIAL

Enclosures

cc: Ms. Kimberly Garber, SEC – Fort Worth
Ms. Sandra Gonzalez, SEC – Fort Worth

S:\srr\Litigation\MDL\Corr\L111907SEC.doc
111907 jc

Attachment A

List of Defendants

1. AMVESCAP PLC
2. AMVESCAP National Trust Company
3. AMVESCAP Retirement, Inc.
4. AVZ, Inc.
5. A I M Advisors, Inc. (1940 Act Registration No. 801-12313)
6. A I M Distributors, Inc. (1933 Act Registration No. 8-21323)
7. AIM Investment Services, Inc.
8. A I M Management Group, Inc.
9. INVESCO Funds Group, Inc.
10. INVESCO Distributors, Inc.
11. INVESCO Global Assets Management Limited
12. INVESCO Institutional (N.A.), Inc.
13. INVESCO Assets Management (N.A.)
14. AIM Stock Funds
15. AIM Combination Stock and Bond Funds
16. AIM Sector Funds
17. AIM Treasurer's Series Trust
18. Mark Williamson
19. William Galvin

Nos. 06-2003(L), 06-2175, 06-2176, 06-2177

IN THE UNITED STATES COURT OF APPEALS FOR THE FOURTH CIRCUIT

IN RE MUTUAL FUNDS INVESTMENT LITIGATION

CRAIG WANGBERGER,

Plaintiff-Appellant,

v.

JANUS CAPITAL GROUP INC. and JANUS PLAN ADVISORY COMMITTEE,

Defendants-Appellees.

On Appeal from the United States District Court For the District of Maryland

---

BRIEF OF AMICUS CURIAE CHAMBER OF COMMERCE OF THE UNITED STATES OF AMERICA SEEKING AFFIRMANCE OF THE DISTRICT COURT

Robin S. Conrad
Shane Brennan
NATIONAL CHAMBER LITIGATION CENTER
1615 H Street, NW
Washington, DC 20062
(202) 463-5337

Carol Connor Flowe
Nancy S. Heermans
Caroline Turner English
ARENT FOX, LLP
1050 Connecticut Avenue, NW
Washington, DC 20036
(202) 857-6000

Counsel for Amicus Curiae Chamber of Commerce of the United States of America

TABLE OF CONTENTS

TABLE OF AUTHORITIES ii

INTEREST OF THE AMICUS 1

STATEMENT OF THE CASE 2

ARGUMENT 4

A. A Former Participant Must Have a Colorable Claim for Benefits Under the Terms of a Plan in Order to Be a "Participant" for Standing Purposes 4

B. Expanding the Definition of "Participant" Will Have Perverse Consequences 9

C. Policy Considerations Dictate that Former Participants Should Not Be Able to Bring Fiduciary Breach Actions on Behalf of A Plan 13

CONCLUSION 18

TABLE OF AUTHORITIES

Cases **Page**

Coyne & Delaney Co. v. Blue Cross & Blue Shield of Va., Inc.,
102 F.3d 712 (4th Cir. 1996) 5

Firestone Tire and Rubber Co. v. Bruch,
489 U.S. 101 (1989) .... *passim*

Gillis v. Hoechst Celanese Corp.,
Civ. A. No. 90-5542, 1992 WL 68333 (E.D. Pa. Apr. 1, 1992) 16

Kuntz v. Reese,
785 F.2d 1410 (9th Cir. 1986) 7

Kuper v. Quantum Chem. Corp.,
145 F.R.D. 80 (S.D. Ohio 1992) 15-16

Langbecker v. Elec. Data Sys. Corp.,
No. 04-41760, 2007 WL 117465 (5th Cir. Jan. 18, 2007) 15

LaRue v. DeWolff, Boberg & Assocs., Inc.,
458 F.3d 359 (4th Cir. 2006) 13-14, 17

Martin v. Gen. Motors Corp.,
753 F. Supp. 1347 (E.D. Mich. 1991) 12

Mass. Mut. Life Ins. Co. v. Russell,
473 U.S. 134 (1985) .... *passim*

Mertens v. Hewitt Assocs.,
508 U.S.248 (1993) 4, 8

Nachman Corp. v. Pension Benefit Guar. Corp.,
446 U.S. 359 (1980) 5

Nationwide Mut. Ins. Co. v. Darden,
503 U.S. 318 (1992) 11

Saldino v. I.L.G.W.U. Nat'l Ret. Fund,
754 F.2d 473 (2d Cir. 1985) 9, 11, 12

Southern Snack Foods, Inc. v. J & J Snack Foods Corp.,
79 F.R.D. 678 (D.N.J. 1978) 16

United Indep. Flight Officers v. United Air Lines, Inc.,
572 F. Supp. 1494 (N.D. Ill. 1983) 16

Miscellaneous

29 C.F.R § 2510.3-3(d)(2)(ii)(B) 5

120 Cong. Rec. 29, 945 (1974) 17

Employee Benefits Research Institute Issue Brief No. 299, Nov. 2006
(http://www.ebri.org/pdf/briefspdf/EBRI_1B_11-20061.pdf) 1

ERISA § 3(7) (29 U.S.C. § 1002) 5

ERISA § § 101(a)(1), 102 (29.U.S.C. § 1021) 10

ERISA § 104(b)(1) (29 U.S.C. § 1024) 10

ERISA § 104(b)(2) (29 U.S.C. § 1024) 10

ERISA § 104(b)(3) (29 U.S.C. § 102) 10

ERISA § 104(b)(4) (29 U.S.C. § 1024) 10

ERISA § 105(a) (29 U.S.C. § 1025) 10

ERISA § 109(a)(1) (29 U.S.C. § 1028) 10-11

ERISA § 210 (29 U.S.C. § 1060) 13

ERISA § 303 (29 U.S.C. § 1083) 12

ERISA § 502(a)(9) (29 U.S.C. § 1132) 5

FACTS from Employee Benefits Research Institute, May, 2004 (http://www.ebri.org) 1

H.R. Rep. No. 93-533, 93rd Cong. 1st Sess 17

Labor Reg. §2520.104-41 (29 U.S.C. § 1024(b)) 11, 13

Private Pension Plan Bulletin, U.S. Dep't of Labor, EBSA, Oct. 2006 (http://www.dol.gov/ebsa/PDF/2003pensionplanbulletin.PDF) 1-2

National Compensation Survey: Employee Benefits in Private Industry in the United States, U.S. Dep't of Labor, March 2006 (http;://www.bls.gov/ncs/ebs/sp/ebsm0004.pdf) 2

INTEREST OF THE AMICUS[1]

The Chamber of Commerce of the United States of America (the "Chamber") is the world's largest business federation representing an underlying membership of over three million businesses, state and local chambers of commerce, and professional organizations of every size, in every industry sector, and from every region of the country.

The question presented by this case is whether a former employee who has taken a full distribution of his benefits has standing to bring a claim for losses to a defined contribution plan due to an alleged breach of fiduciary duty, pursuant to Section 502(a)(2) of the Employee Retirement Income Security Act of 1974 ("ERISA"), 29 U.S.C. § 1132(a)(2). This issue is of immense importance to all employers who sponsor defined contribution plans, and thus, to virtually the entire business community. Private employers provide retirement plans covering almost 80 million Americans (Employee Benefits Research Institute Issue Brief No. 299, Nov. 2006, at http://www.ebri.org/pdf/brief_1B_11-20061.pdf), spending $124.1 billion on retirement income benefits in 2002 alone. (FACTS from Employee Benefits Research Institute, May, 2004, at 1 at http://www.ebri.org). As of 2003, there were more than 650,000 defined contribution plans covering over 64 million participants. (Private Pension Plan Bulletin, U.S. Dep't of Labor, Employee

---

[1] All parties have consented to the filing of this brief.

Benefits Security Administration, Oct. 2006 at 2 at http://www..dol.gov/ebsa/PDF/2003pensionplanbulletin.PDF). 401(k) plans, like the one at issue in this case, are among the most popular type of retirement plan today, and when offered by the employer, over 79% of eligible employees participate in them (National Compensation Survey: Employee Benefits in Private Industry in the United States, U.S. Dep't of Labor, March 2006, at 2 at http://www.bls.gov/ncs/ebs/sp/ebsm0004.pdf).

A holding that former employees who have taken a full distribution of their benefits nevertheless have standing to bring a § 502(a)(2) claim on behalf of his or her former plan would undoubtedly expose these employers to increased costly litigation by plaintiffs with no long-term interests in the welfare of the plan. Hundreds of the Chamber's members sponsor defined contribution plans, and thus, the Chamber has a keen interest in the issue.[2]

STATEMENT OF THE CASE

The Plaintiffs in this appeal of four consolidated district court cases were all participants in their respective employers' 401(k) retirement plans, left their employment, and voluntarily withdrew their entire benefit from the plans. They thereafter filed putative class actions, alleging that the plans' fiduciaries had

---

In order to avoid burdening the Court with duplicative materials, the Chamber has sought to avoid repeating the arguments presented in the Joint Brief of the Appellees.

committed fiduciary breaches under ERISA by allowing participants to invest in mutual funds that had engaged in "market timing."

The district court dismissed all the cases, finding that Plaintiffs had no standing as "participants" to bring fiduciary breach actions on behalf of the plans. That decision was correct. The United States Supreme Court has held that a former employee can be a "participant" under ERISA only if he has a colorable claim for vested benefits under the terms of his plan, and a fiduciary breach action is an action for damages, not benefits. Requiring a "participant" to have a current, tangible connection with a plan also comports with other uses of the term "participant" throughout ERISA.

The district court's decision is also supported by sound policy reasons. The interests of current participants are aligned with the interests of the plan on whose behalf the fiduciary breach action is brought because their retirement security is dependent on their employer's continued support of the plan. Former participants, on the other hand, have no interest in the long-term survival of the plan or how costly it may become for the employer to maintain it. These critical differences make it inappropriate for former participants to bring actions on the plan's behalf.

ARGUMENT

A. A Former Participant Must Have a Colorable Claim for Benefits Under the Terms of a Plan in Order to Be a "Participant" for Standing Purposes.

Only "participants" can bring a claim for losses to an employee benefit plan due to an alleged breach of fiduciary duty. Under *Firestone Tire & Rubber Co. v. Bruch*, a former employee can be considered a "participant," even if he has received a distribution of his benefits, provided he still retains a "colorable claim to vested benefits." 489 U.S. 101, 117 (1989). However, an action for losses to a plan due to an alleged breach of fiduciary duty under ERISA § 502(a)(2) is an action for damages rather than benefits, *Mertens v. Hewitt Assocs*, 508 U.S. 248, 255 (1993), and may, accordingly, never be brought under the guise of a "colorable claim to vested benefits" by a former employee who has received a full distribution of his or her benefits

In ERISA § 502(a), Congress set forth specific civil actions that various parties can bring, together with the specific types of relief they may seek under the statute. This section does not contain mere suggestions as to what remedies are available to which parties; its strictures are mandatory and exclusive:

> The six carefully integrated civil enforcement provisions found in § 502(a) of the statute as finally enacted . . . provide strong evidence that Congress did *not* intend to authorize other remedies that it simply forgot to incorporate expressly. The assumption of inadvertent omission is rendered especially suspect upon close consideration of ERISA's interlocking, interrelated, and interdependent remedial

> scheme, which is in turn part of a "comprehensive and reticulated statute."

Mass. Mut. Life Ins. Co. v. Russell, 473 U.S. 134, 146 (1985) (quoting *Nachman Corp. v. Pension Benefit Guar. Corp.*, 446 U.S. 359, 361 (1980)); *see also Coyne & Delany Co. v. Blue Cross & Blue Shield of Va., Inc.*, 102 F.3d 712, 714 (4th Cir. 1996) ("'[s]ection 502(a) specifies which persons . . . may bring actions for particular kinds of relief'") (citation omitted).

Under § 502(a), a "participant" is authorized to bring a number of different types of action, including a claim for benefits under a plan or an action for losses to a plan resulting from a fiduciary breach. ERISA §§ 502(a)(1)(B), (a)(2), 409(a). But "participant," as defined in ERISA, embraces only those individuals with an active connection to a plan, *i.e.*, employees or former employees who are entitled or may become entitled to a benefit from the plan:

> The term "participant" means any employee or former employee of an employer . . . who is or may become eligible to receive a benefit of any type from an employee benefit plan . . . or whose beneficiaries may be eligible to receive any such benefit.

ERISA § 3(7). Concomitantly, an individual ceases to be a "participant" covered under a plan when he or she is no longer employed and "has received from the plan a lump-sum distribution or a series of distributions . . . which represents the balance of his or her credit under the plan." 29 C.F.R. § 2510.3-3(d)(2)(ii)(B).

Former participants – individuals who are no longer "participants," as that term is defined in ERISA – are very limited in the civil actions they can bring and the remedies they can seek. Indeed, § 502(a) contains only one provision that grants former participants standing to sue: in connection with an alleged violation of ERISA associated with the purchase of an insurance contract or annuity to provide a pension benefit, "any individual who was a participant . . . at the time of the alleged violation" can bring an action "to obtain appropriate relief . . . to assure receipt by the participant or beneficiary of the amounts provided or to be provided by such insurance contract or annuity . . . ." ERISA § 502(a)(9).

It is usually fairly easy to determine whether a person is a former participant with standing to bring only an annuity-related action under § 502(a)(9), or a "participant" within the meaning of ERISA § 3(7) with standing to bring all of the actions available to participants under ERISA § 502(a). However, there are limited situations in which a person's status as a current or former participant is unclear – for example, when he is no longer employed by the plan sponsor and has received a distribution of his benefits (or has been denied benefits altogether), and there is a dispute as to whether he is entitled to receive additional benefits under the terms of the plan.

The Supreme Court addressed this situation in *Firestone*, and held that such individuals are to be considered "participants" under ERISA only if they "'have . . . a reasonable expectation of returning to covered employment' or . . . 'a colorable claim' to vested benefits." 489 U.S. at 117 (quoting *Kuntz v. Reese*, 785 F.2d 1410, 1411 (9th Cir. 1986) (per curiam)). That is, a former employee "may become eligible" for benefits, within the meaning of the statutory definition, if he or she can show that "he or she will prevail in a suit for benefits . . . ." *Id.* The Court explained that "[a] former employee who has neither a reasonable expectation of returning to covered employment nor a colorable claim to vested benefits . . . simply does not fit within the [phrase] 'may become eligible.'" *Id.* at 118 (citation omitted).

The term "benefits" refers to the contractual-type benefits payable under the terms of a plan. *Russell*, 473 U.S. at 136 ("respondent has been paid all benefits to which she is contractually entitled"); *see also Firestone,* 489 U.S. at 115 ("the validity of a claim to benefits under an ERISA plan is likely to turn on the interpretation of terms in the plan at issue"). Thus, the "suit for benefits" to which the Court referred in *Firestone* is a traditional action under § 502(a)(1)(B) by a participant or beneficiary "to recover benefits due to him under the terms of his plan, to enforce his rights under the terms of the plan, or to clarify his rights to future benefits under the terms of the plan." In fact, the Court in *Firestone* repeatedly referred to actions under § 502(a)(1)(B) in precisely that manner. *See* 489 U.S. at 108 ("Respondents' action asserting that they were entitled to benefits . . . was based on the authority of § 1132(a)(1)(B")), *id.* at 115 ("a denial of benefits challenged under § 1132(a)(1)(B) is to be reviewed under a *de novo* standard . . . "), *id.* at 116 (" [t]he Court of Appeals noted that § 1132(a)(1) allows suits for benefits 'by a participant or beneficiary'").

At the very least, a former participant asserting the standing rights of a "participant" under § 502(a) must have a colorable claim for benefits under the terms of the plan. It is not enough, as Plaintiffs and their *amicus* urge, that the former employee may "benefit" from a potential monetary recovery by the plan.[3] The colorable claim must be one that can be asserted under § 502(a)(1)(B), and it must be immediate and unconditional and not dependent upon the plan's obtaining a monetary recovery in some other proceeding in the future.

An action under § 502(a)(2) for breach of fiduciary duty, like the one in this case, is not the traditional "suit for benefits" that the Supreme Court was describing in *Firestone*. The Plaintiffs are not claiming that they did not receive all of the vested benefits they had earned and were contractually entitled to under the terms of the plan. Such a claim would, of course, be filed under § 502(a)(1)(B). Instead, as the Supreme Court has clearly stated, an action to recover losses to a plan due to an alleged breach of fiduciary duty is an action for *damages*:

[3] As Defendants explain, whether the Plaintiffs would in fact share in any recovery of the plan's alleged losses is purely speculation. Joint Brief for Defendants-Appellees at 30-33.

> Although they often dance around the word, what petitioners in fact seek is nothing other than compensatory *damages* – monetary relief for all losses their plan sustained as a result of the alleged breach of fiduciary duties.

Mertens, 508 U.S. at 255 (emphasis in original). Actions under § 502(a)(2) are, by definition, actions for losses to a plan due to an alleged breach of fiduciary duty. *Russell*, 473 U.S. at 140-42. A claim under § 502(a)(2) is, therefore, not a claim for benefits that will transform a former participant into a "participant" under ERISA with standing to sue. Consequently, a claim under ERISA § 502(a)(2) may never be brought by a former participant.

B. Expanding the Definition of "Participant" Will Have Perverse Consequences.

The term "participant" is found not only in ERISA § 502, but also in countless other provisions of ERISA. "The term participant is of considerable importance within ERISA's statutory scheme because numerous rights under the scheme are limited to those who are included within that term." *Saladino v. I.L.G.W.U. Nat'l Ret. Fund*, 754 F.2d 473, 476 (2d Cir. 1985). Expanding the definition of "participant" to include former employees who have received a full distribution of their benefits will affect not only standing to bring suit under § 502, but these numerous other provisions as well.

Most notable, perhaps, is the obligation imposed on plan administrators to distribute and make available to "participants" various documents. If the term were defined as broadly as the Plaintiffs and their *amicus* contend, all of the following requirements would extend to former employees who had received a distribution of all of their benefits under the plan:

- The plan administrator of each employee benefit plan "shall furnish to each *participant* . . . a copy of the [plan's] summary plan description," together with all modifications and changes thereto, "within 90 days after he becomes a participant." ERISA § 104(b)(1) (emphasis added); *see also* ERISA §§ 101(a)(1), 102.

- The plan administrator "shall furnish to each *participant* . . . every fifth year after the plan becomes subject to this part an updated summary plan description" (except where no amendments have been made during the 5-year period). ERISA § 104(b)(1) (emphasis added).

- The plan administrator shall make available, "for examination by any plan *participant* or beneficiary," copies of "the latest updated summary plan description and the latest annual report and the bargaining agreement, trust agreement, contract, or other instruments under which the plan was established or is operated." ERISA § 104(b)(2) (emphasis added); *see also* ERISA § 104(b)(4).

- Within 210 days of the close of each plan year, the plan administrator "shall furnish to each *participant*" a "summary description" of any material modification made to the terms of the plan or change in the information required to be included in the summary plan description. ERISA § 104(b)(3) (emphasis added).

- The plan administrator shall furnish a pension benefit statement at least once each calendar quarter "to a *participant*" if the plan allows participant-directed investments and at least once a year "to a *participant*" if the plan does not allow participant-directed investments. ERISA § 105(a) (emphasis added).

- Upon request, the plan administrator is required to make a report "to each employee who is a *participant* under the plan" regarding the benefits due or that may become due to such individual. ERISA § 109(a)(1) (emphasis added).

- Upon request, a plan fiduciary of a plan that permits individual control over investment decisions is required to provide to each *"participant"* certain financial information relating to the plan's investment options. Labor Reg. § 2550.404c-1(b)(2) (emphasis added).

If the definition of "participant" includes all former employees who may at any point in the future bring an action for losses to the plan due to an alleged breach of fiduciary duty, the universe of individuals to whom the plan administrator is required to provide these documents will expand exponentially, significantly increasing plans' administrative costs. Indeed, because an administrator who fails to comply with certain of these provisions within thirty days of a request from a participant may, in the court's discretion, be personally liable to the "participant" for up to $100 per day, ERISA § 502(c)(1), (3), plan administrators may feel that they have little choice but to continue providing these materials to *every* employee who *ever* participated in the plan. This was surely not what Congress intended. As stated by the Court of Appeals for the Second Circuit in *Saladino*, "Expansion of the group to former employees of many years past or others with no colorable claim to benefits would create uncertainties as to statutory obligations and impose great costs on pension plans for no legislative purpose." 754 F.2d at 476; *see also Nationwide Mut. Ins. Co. v. Darden*, 503 U.S. 318, 327 (1992) ("[a]ny such approach [to deciding who was an "employee] would severely compromise the capacity of companies . . . to figure out who their 'employees' are and what, by extension, their pension-fund obligations will be").

ERISA's disclosure requirements were intended to ensure that the specified information be provided to individuals who have a stake in the plan's affairs. "The mandatory requirement that plans send certain documents at specified intervals and annual financial information to participants strongly suggests that this group must be . . . one with a substantial interest in the matters conveyed." *Saladino*, 754 F.2d at 476. Indeed, former employees, who have severed their relationship with the plan by taking a full distribution, have no interest whatsoever in receiving materials relating to retirement plans from which they obtained their entire benefit many years previously. And imposing this mandatory requirement more broadly might well harm the plan's actual participants; the increased costs could adversely affect the amount of their benefits:

> Congress intended the term participant to limit the various reporting and disclosure obligations imposed on plans to identifiable persons with a substantial interest in the matters conveyed and not to burden plans with the cost of reporting and disclosing to an amorphous, undefined group of individuals who lack any such interest. Any other reading of the statute would reduce the amounts available to actual beneficiaries of plans for no statutory purpose.

Martin v. Gen. Motors Corp., 753 F. Supp. 1347, 1352 (E.D. Mich. 1991); *see also Firestone*, 489 U.S. at 117 ("it is expensive and inefficient to provide people with information about benefits – and to permit them to obtain damages if information is withheld – if they are clearly not entitled to the benefits about which they are informed") (quoting from lower court decision). Viewed in this light, defining "participant" to include former employees makes no sense whatsoever.[4]

C. Policy Considerations Dictate that Former Participants Should Not Be Able to Bring Fiduciary Breach Actions on Behalf of a Plan.

Section 502(a)(2) and its companion § 409(a) are designed to protect a plan from past and future fiduciary breaches. Any claim under § 502(a)(2) is brought on behalf of the plan, and any relief obtained, including monetary relief, flows to the plan. *See Russell*, 473 U.S. at 144 ("the entire text of § 409 persuades us that Congress did not intend that section to authorize any relief *except for the plan itself*") (emphasis in original); *LaRue v. DeWolff, Boberg & Assocs., Inc.*, 458 F.3d

---

[4] Other examples abound of the untoward consequences that would result from interpreting the term "participant" as expansively as argued by Plaintiffs and their *amicus*. ERISA § 303, for instance, contains an exception to some of the requirements of ERISA's minimum funding rules for "small plans," defined as plans having 100 or fewer "participants." And plans with fewer than 100 "participants" are subject to limited reporting and disclosure requirements. Labor Reg. § 2520.104-41. If the term includes every person who was ever an employee of the plan sponsor, small plans will cease to qualify as such over time, as the number of former employees mount up. Similarly, ERISA § 210 provides, with respect to a plan maintained by more than one employer, that the plan's funding requirements are to be determined as if all "participants" in the plan were employed by a single employer. It would be illogical for this provision to include as "participants" individuals who no longer have a benefit under the plan, because there are no funding requirements for such individuals.

359, 362 (4th Cir. 2006) (same). Former participants with no ongoing connection to a plan are not the appropriate persons to sue on its behalf.

Current participants share interests that are completely aligned with those of the plan. They want to see their plan survive into the future and thrive in the meantime; their retirement security depends on it. To this end, current participants have a stake in their employer's continued support of the plan through contributions, and they want the plan to enjoy hearty investment returns. Their common interest in a plan's long-term viability is shared by all the persons that have standing to sue under § 502(a)(2) on a plan's behalf:

> [Section] 502(a)(2), the enforcement provision for § 409, authorizes suits by four classes of party-plaintiffs: the Secretary of Labor, participants, beneficiaries, and fiduciaries. Inclusion of the Secretary of Labor is indicative of Congress's intent that actions for breach of fiduciary duty be brought in a representative capacity on behalf of the plan as a whole. Indeed, *the common interest shared by all four classes is in the financial integrity of the plan.*

Russell, 473 U.S. at 142, n.9 (emphasis added).

Former participants do not share these interests. They no longer work for the employer that sponsors the plan, and they have already received all the benefits due under the terms of the plan. They cannot profit from any contributions the employer makes to the plan or any investment returns the plan may enjoy. In fact, a former participant will not suffer if those contributions cease, if the plan incurs investment losses, or even if the plan is terminated altogether. Quite simply, former participants no longer count on the plan to enhance their retirement benefits. It defies logic that individuals with interests so divergent from those of the plan (and its current participants) would have standing to sue on the plan's behalf.

These conflicting interests between current and former participants are critical. Current participants – like the plan itself – have an interest in bringing meritorious fiduciary breach cases to right real wrongs, weighing the potential benefits to the plan as a whole against the costs involved, to both the employer and the plan itself. Former participants, on the other hand, have nothing to lose by bringing a questionable fiduciary breach action, and everything to gain. They have no reason to care about any drain on either the employer or the plan, and even a meritless case may result in a settlement that benefits them, regardless whether it ultimately benefits the plan or current participants. "A few class members cannot hijack litigation 'on behalf of the plan' to pursue their preference at the expense of others . . . . The interests of all class members must be fundamentally consistent." *Langbecker v. Elec. Data Sys. Corp.*, __ F.3d __, No. 04-41760, 2007 WL 117465, at *20, n.28 (5th Cir. Jan. 18, 2007).

Indeed, courts have long recognized the inherent conflict between current employees, who have a vested interest in protecting the solvency of their employer, and former employees, who do not. *See, e.g.*, *Kuper v. Quantum Chem. Corp.*, 145

F.R.D. 80, 83-84 (S.D. Ohio 1992) (interests of former employees not co-extensive with that of current employees as present employees retain a "vested interest in [the] corporation's continued existence and viability," whereas former employees "no longer share the same personal interest in preserving [the corporation] as a going concern"); *Gillis v. Hoechst Celanese Corp.*, Civ. A. No. 90-5542, 1992 WL 68333, at *3 (E.D. Pa. Apr. 1, 1992) ("The former Hoechst employees . . . will be trying to pull as much cash as possible from the Hoechst pension fund, and at the same time, the present Hoechst employees will be seeking to preserve that fund"); *United Indep. Flight Officers v. United Air Lines, Inc.*, 572 F. Supp. 1494 (N.D. Ill. 1983) (noting conflict between current employees and retirees in negotiations over pension benefits); *see also Southern Snack Foods, Inc. v. J & J Snack Foods Corp.*, 79 F.R.D. 678 (D.N.J. 1978) (former franchisees could not represent a class that included current franchisees in an antitrust case because the current franchisees were interested in the continued economic viability of the defendant whereas the former franchisees were interested in maximizing their recovery of monetary damages, without regard to the defendant's financial health).

The biggest damage from granting former participants standing to bring fiduciary breach actions on behalf of a plan may be to the nation's retirement system as a whole. Whether to offer a pension plan for its employees is entirely voluntary on the part of an employer, and cost necessarily must play a role in that decision. It is surely understandable that some employers would be unwilling to continue their plans if they became too costly and burdensome due to litigation with questionable merit. Still other employers may be wary of starting a plan in the first place. Indeed, Congress was cognizant of the fact that onerous rules and runaway costs would discourage employers from providing pension plans:

> We know that new pension plans will not be adopted and that existing plans will not be expanded and liberalized if the costs are made overly burdensome, particularly for employers who generally foot most of the bill.

120 Cong. Rec. 29,945 (1974) (statement of Sen. Long); *see also* H.R. Rep. No. 93-533, 93rd Cong., 1st Sess. (Congress's main concern when enacting ERISA was that it not discourage pension plans' growth); *LaRue*, 458 F.3d at 364 ("In ERISA, Congress sought to provide fair and generous remedies for plan participants without imposing ruinous personal liability on plan fiduciaries").

Fiduciary breach actions brought by former participants are flooding our courts. One need only look at the sheer number of recent cases that have decided this standing issue, cited in the parties' briefs, to get a picture of how big this "cottage industry" has become. Fiduciary breach cases – supposedly filed on behalf of the plans themselves – are often not being brought by current plan participants who are interested in the future viability of their pension plan or of the pension system as a whole. Instead, former participants, without a care as to how their lawsuits might affect the future of the plans or their current participants, are filing these types of claims in alarming numbers. Suits brought on behalf of a plan should be limited to those who have a stake in the plan. The best gatekeepers to ensure that losses to a plan resulting from breaches of fiduciary duties are addressed and remedied are current participants – individuals who are invested in the plan and relying on it for their retirement security.

CONCLUSION

For the reasons stated above, the Chamber respectfully requests that the Court affirm the decisions of the district court.

Dated: February 15, 2007

Respectfully submitted,



Carol Connor Flowe
Nancy S. Heermans
Caroline Turner English
ARENT FOX LLP
1050 Connecticut Avenue, NW
Washington, DC 20036
(202) 857-6000

Counsel for *Amicus Curiae*
CHAMBER OF COMMERCE
OF THE UNITED STATES OF
AMERICA

Robin S. Conrad
Shane Brennan
NATIONAL CHAMBER
LITIGATION CENTER
1615 H Street, NW
Washington, DC 20062
(202) 463-5337

CERTIFICATE OF COMPLIANCE

I certify, pursuant to Fed. R. App. P. 28(b) and 32(a)(7)(C), that this Brief of Amicus Curiae Chamber of Commerce of the United States of America Seeking Affirmance of the District Court complies with the type-volume limitations of Fed. R. App. P. 32(a)(7)(B)(iii) because it contains 4,536 words, excluding the parts of the brief exempted by Fed. R. App. P. 32(a)(7)(B)(iii).

I further certify that this brief complies with the typeface requirements of Fed. R. App. P. 32(a)(5) and the type-style requirements of Fed. R. App. P. 32(a)(6) because it has been prepared in a proportionally spaced typeface using Microsoft Word in 14 point Times New Roman font.



Nancy S. Heermans
ARENT FOX LLP
1050 Connecticut Avenue, N.W.
Washington, D.C. 20036
(202) 857-6000

February 15, 2007

CERTIFICATE OF SERVICE

I certify that on this 15th day of February, 2007, I caused the original and eight copies of the attached Brief of Amicus Curiae Chamber of Commerce of the United States of America to be filed by Federal Express Next day Service with the Clerk of this Court at the following address:

Patricia S. Connor, Clerk
U.S. Court of Appeals for the Fourth Circuit
1100 East Main Street, Suite 501
Richmond, VA 23219-3517

I further certify that I caused two copies of the attached Brief of Amicus Curiae Chamber of Commerce of the United States of America to be served by Federal Express Next Day Service on counsel as follows:

Samuel K. Rosen, Esq.
Wechsler Harwood LLP
488 Madison Ave.
New York, New York 10022

Kristen Lindberg, Esq.
U.S. Department of Labor
Office of the Solicitor
200 Constitution Ave., N.W.
Room N2700
Washington, D.C. 20210

Mark A. Perry, Esq.
Paul Blankenstein, Esq.
Dustin K. Palmer. Esq.
Gibson, Dunn & Crutcher LLP
1050 Connecticut Ave., N.W.
Washington, D.C. 20036

Robert N. Eccles, Esq.
Gary S. Tell, Esq.
Shannon M Barret, Esq.
O'Melveny & Myers LLP
1625 I Street, N.W.
Washington, D.C. 20006

Maeve L. O'Connor, Esq.
Maura K. Monaghan, Esq.
Debevoise & Plimpton LLP
919 Third Ave.
New York, New York 10022

William H. Paine, Esq.
Hale & Dorr, LLP
60 State Street
Boston, MA 02109

James Carroll, Esq.
Skadden, Arps, Meagher & Flom LLP
Four Times Square
New York, New York 10036



Nancy S. Heermans

UNITED STATES COURT OF APPEALS
FOR THE FOURTH CIRCUIT
Richmond, Virginia
(12/04/2007 - 12/07/2007 Session)

NUMBER AND STYLE	NATURE OF CASE
06-7548 McRae v. Johnson (Williams)	SECTION 1983. Whether VDOC grooming policy violates RLUIPA.
06-2191 Eddings v. Dewey (Hudson)	SECTION 1983. Propriety of termination of housing voucher program benefits.
06-6463 Tate v. True (Kiser)	ISSUE. Whether Tate's Sixth Admendment right to be present at trial was violated; other issues.
06-1690 Amirmokri v. Abraham (Williams)	TITLE VII. Whether letter of reprimand constitutes an adverse employment action; other issues.

PANEL I
COURTROOM ONE
Courthouse Room 412 (Red Carpet)
9:30 a.m.

TUESDAY, DECEMBER 4, 2007

UNITED STATES COURT OF APPEALS
FOR THE FOURTH CIRCUIT
Richmond, Virginia
(12/04/2007 - 12/07/2007 Session)

NUMBER AND STYLE	NATURE OF CASE
07-8 Golphin v. Branker (Flanagan)	HABEAS CORPUS. Numerous issues arising out of state capital murder conviction and sentencing.
06-2301 NLRB v. Fairmont Gen Hosp	LABOR. Whether substantial evidence supports NLRB's finding that employer unlawfully refused Union's request to bargain.
07-1438 (L), 07-1439 NC Right to Life v. Leake (Boyle)	CONSTITUTIONAL LAW. Whether challenged North Carolina statutes addressing campaign financing are unconstitutional.
07-1258 Bravera Inc v. US Dept of Defense (Hilton)	FEDERAL JURISDICTION. Whether district court has jurisdiction to grant declaratory or injunctive relief in case involving recoupment of monies paid under a Navy contract.

PANEL II
COURTROOM TWO
Courthouse Room 201 (Green Carpet)
9:30 a.m.

TUESDAY, DECEMBER 4, 2007

UNITED STATES COURT OF APPEALS
FOR THE FOURTH CIRCUIT
Richmond, Virginia
(12/04/2007 - 12/07/2007 Session)

NUMBER AND STYLE	NATURE OF CASE
05-1860 Middlebrooks v. Leavitt, Sec (Messitte)	TITLE VII. Whether military exception precludes claim by an applicant to Public Health Service subject to dual-track hiring process.
06-2026 A Helping Hand v. Baltimore County MD (Blake)	ADA. Associational standing issue in challenge to zoning laws regarding methadone clinics; challenge to rulings on "regarded as" and "disparate impact" theories; evidentiary and jury instruction issues.
07-1406 German v. Fox (Conrad)	CIVIL LAW. Whether the district court correctly applied Garcetti v. Ceballos, 126 S. Ct. 1951 (2006) to the alleged retaliatory termination of a private sector employee when that termination allegedly occurred pursuant to the direction of a state official.
07-4316 US v. Wesley Jay Grund (Currie)	SENTENCING. Whether district court applied the guidelines as mandatory; consideration of uncounseled juvenile conviction; other issues.

PANEL III
COURTROOM THREE
Courthouse Room 223 (Tan Carpet)
9:30 a.m.

TUESDAY, DECEMBER 4, 2007

UNITED STATES COURT OF APPEALS
FOR THE FOURTH CIRCUIT
Richmond, Virginia
(12/04/2007 - 12/07/2007 Session)

NUMBER AND STYLE	NATURE OF CASE
06-6803 Cairns v. Johnson (Lauck)	HABEAS CORPUS. Exclusion from evidence of witness's journals; sufficiency of the evidence.
06-1864 Ellenburg v. Spartan Motors (Floyd)	CIVIL PROCEDURE. Whether this court has jurisdiction to review remand order; other issues.
06-4288 US v. Dwight E. Whorley (Hudson)	CRIMINAL LAW & PROCEDURE. Whether 18 U.S.C. Sections 1462 and 1466A, which criminalize certain conduct involving obscene or sexually explicit material, are unconstitutionally overbroad or vague; other issues.
07-1046 Laurel Sand & Gravel v. Wilson (Motz)	CIVIL PROCEDURE. Whether plaintiff's constitutional claims under Maryland's Dewatering Act are barred by res judicata; whether the abstention doctrine was properly applied.

PANEL IV
COURTROOM FOUR
Courthouse Room 414-D (Tweed Carpet)
9:30 a.m.

TUESDAY, DECEMBER 4, 2007

UNITED STATES COURT OF APPEALS
FOR THE FOURTH CIRCUIT
Richmond, Virginia
(12/04/2007 - 12/07/2007 Session)

NUMBER AND STYLE	NATURE OF CASE
06-1719 Wirba v. Keisler	IMMIGRATION. Whether the Immigration Judge and Board erred in finding petitioner filed a frivolous asylum application.
06-7550 Barbe v. McBride (Keeley)	CRIMINAL LAW & PROCEDURE. Whether appellant's Sixth Amendment Right to confrontation was violated; other issues.
06-1468 Smart v. Keisler	IMMIGRATION. Whether the Immigration Judge and Board had jurisdiction over adjustment application in light of Perez-Vargas v. Gonzales.
07-1178 (L), 07-1290 Parts Depot, Inc v. NLRB	LABOR LAW. Numerous challenges to NLRB's procedures, evidentiary rulings and computations regarding back pay issue.

PANEL V
COURTROOM FIVE
Courthouse Room 339
9:30 a.m.

TUESDAY, DECEMBER 4, 2007

UNITED STATES COURT OF APPEALS
FOR THE FOURTH CIRCUIT
Richmond, Virginia
(12/04/2007 - 12/07/2007 Session)

NUMBER AND STYLE	NATURE OF CASE
06-6 US v. Kenneth Lighty (Messitte)	CRIMINAL LAW & PROCEDURE. Numerous issues arising out of federal death penalty conviction.
06-4069 US v. James E. Flood (Messitte)	CRIMINAL LAW & PROCEDURE. Whether denial of severance and admission of co-defendant's statement violated Bruton; propriety of willful blindness instruction; other issues.
07-4270 US v. Larry Pauley (Copenhaver)	SENTENCING. Whether sentence resulting from downward variance is reasonable.
06-2253 NLRB v. HQM of Bayside LLC	LABOR. Whether substantial evidence supports Board finding that employer engaged in unfair labor practice.

PANEL I
COURTROOM ONE
Courthouse Room 412 (Red Carpet)
9:30 a.m.

WEDNESDAY, DECEMBER 5, 2007

UNITED STATES COURT OF APPEALS
FOR THE FOURTH CIRCUIT
Richmond, Virginia
(12/04/2007 - 12/07/2007 Session)

NUMBER AND STYLE	NATURE OF CASE
06-2154 Smith v. Jordan (Smith)	BANKRUPTCY. Whether the bankruptcy court erred in finding that debtor "refused" to obey order within the meaning of 11 U.S.C. Section 727(a)(6).
06-1971 (L), 06-1973 Paper, Allied-Ind v. Puri (Thornburg)	LABOR LAW. Whether employer violated WARN Act; does good faith mitigation provision apply; did district court err by piercing corporate veil and imposing liability on individual shareholder.
07-4106 (L), 07-4332 US v. Robert E. Graham (Faber)	CRIMINAL LAW & PROCEDURE. Sufficiency of evidence, sentencing issues arising out of embezzlement conviction.
05-1953 Consolidation Coal v. Necessary	BLACK LUNG BENEFITS. Whether Administrative Law Judge erred in evaluating autopsy evidence, whether Judge properly excluded doctor's autopsy report, whether Judge erred in considering evidence from living miner claims. 15 mins. per side

PANEL II
COURTROOM TWO
Courthouse Room 201 (Green Carpet)
9:30 a.m.

WEDNESDAY, DECEMBER 5, 2007

UNITED STATES COURT OF APPEALS
FOR THE FOURTH CIRCUIT
Richmond, Virginia
(12/04/2007 - 12/07/2007 Session)

NUMBER AND STYLE	NATURE OF CASE
07-1145 (L), 07-1146 Barnhill v. Veneman (Howard)	FEDERAL CROP INSURANCE ACT. Whether repeal of statutory authority to set peanut quotas breached government's crop insurance contracts; other issues.
06-2137 Schweikert v. Bank of America, NA (Messitte)	CIVIL. Whether district court erred in dismissing Maryland common law wrongful discharge claim as barred by the National Bank Act; other issues.
06-2307 Kennedy v. Joy Technologies (Jones)	CIVIL PROCEDURE. Whether the district court impermissibly weighed the evidence in granting summary judgment; whether exclusion of expert opinion and agency findings regarding mine accident was abuse of discretion.
06-2203 (L), 06-2241 EEOC v. Firestone Fibers (Conrad)	TITLE VII. Whether employer failed to provide a reasonable accommodation for employee's religious conflict with work schedule; other issues.

PANEL III
COURTROOM THREE
Courthouse Room 223 (Tan Carpet)
9:30 a.m.

WEDNESDAY, DECEMBER 5, 2007

UNITED STATES COURT OF APPEALS
FOR THE FOURTH CIRCUIT
Richmond, Virginia
(12/04/2007 - 12/07/2007 Session)

NUMBER AND STYLE	NATURE OF CASE
07-1250 DIRECTV Inc v. Tolson (Flanagan)	CONSTITUTIONAL LAW. Whether action is barred by Tax Injunction Act or principles of comity; whether actionable Commerce Clause claim is stated; standing issue.
06-2004 Bertovich v. Advanced Brands (Keeley)	CIVIL PROCEDURE. Whether appellants alleged a tort sufficient to defeat a motion to dismiss; related issues.
06-2119 Neese v. Johanns (Wilson)	TOBACCO ENFORCEMENT. Whether the payment equation adopted by the Secretary violates the statute; whether farmers had standing to challenge the regulations; class certification and other issues.
06-2003 (L), 06-2175 06-2176 06-2177 Wangberger v. Janus Capital Group (Motz)	ERISA. Whether plaintiffs have standing to bring suit based upon alleged breach of fiduciary duty.

PANEL IV
COURTROOM FOUR
Courthouse Room 414-D (Tweed Carpet)
9:30 a.m.

WEDNESDAY, DECEMBER 5, 2007

UNITED STATES COURT OF APPEALS
FOR THE FOURTH CIRCUIT
Richmond, Virginia
(12/04/2007 - 12/07/2007 Session)

NUMBER AND STYLE	NATURE OF CASE
05-5157 US v. David Armstead (Wexler)	CRIMINAL LAW & PROCEDURE. Sufficiency of evidence to prove retail value of bootlegged DVDs for felony copyright infringement conviction under 18 U.S.C. Section 2319(b)(1); other issues.
06-2287 Adcock v. Intl Union United	CIVIL. Whether employer acted in contravention of Section 302(a)(2) of Labor-Management Relations Act when it provided labor organization with access to employees.
06-2070 DAG Petroleum v. BP P.L.C., et al (Cacheris)	CIVIL. Whether district court properly granted summary judgment to defendants on plaintiff's claims of racial discrimination and business conspiracy.
06-6696 Moore v. Bennette (Boyle)	CIVIL RIGHTS. Whether district court properly dismissed Section 1983 action for failure to state claim and failure to exhaust administrative remedies.

PANEL V
COURTROOM FIVE
Courthouse Room 339
9:30 a.m.

WEDNESDAY, DECEMBER 5, 2007

UNITED STATES COURT OF APPEALS
FOR THE FOURTH CIRCUIT
Richmond, Virginia
(12/04/2007 - 12/07/2007 Session)

NUMBER AND STYLE	NATURE OF CASE
07-10 Yarbrough v. Johnson (Friedman)	HABEAS CORPUS. Numerous issues arising out of state capital murder conviction and sentencing.
06-2068 J.P. v. Cnty School Bd Han (Payne)	IDEA. Whether district court failed to accord due weight to hearing officer's determination regarding appropriate education; other issues.
07-1320 J. P. v. Cnty School Bd Han (Payne)	ATTORNEY FEES. Whether attorney fees award by the district court against county in IDEA case was appropriate.
05-1979 (L), 06-1698 06-1812 Choice Hotels Intl v. SM Property Mgmt (Titus)	ARBITRATION. Whether district court properly vacated arbitration award; whether attorneys fees and costs should have been awarded.

PANEL I
COURTROOM ONE
Courthouse Room 412 (Red Carpet)
9:30 a.m.

THURSDAY, DECEMBER 6, 2007

UNITED STATES COURT OF APPEALS
FOR THE FOURTH CIRCUIT
Richmond, Virginia
(12/04/2007 - 12/07/2007 Session)

NUMBER AND STYLE	NATURE OF CASE
07-1030 (L), 07-1307 Branigan v. Bateman (Chasanow)	BANKRUPTCY. Issues relating to the applicability and interpretation of recently enacted Section 1328(f) of the Bankruptcy Code.
03-4389 (L), 03-4406 04-4095 04-4137 04-4164 04-4176 04-4185 04-4205 US v. Johnny Frank Davis (Currie)	CRIMINAL LAW & PROCEDURE. Whether remand is required to correct Booker sentencing error; whether admission of audio tapes violated Crawford v. Washington; whether prosecutor engaged in improper vouching; other issues.
06-7890 Giarratano v. Johnson (Jones)	CONSTITUTIONAL LAW. Facial and as-applied constitutional challenges to Virginia's statutory exclusion of prisoners from Freedom of Information Act.
07-1140 Mellon Investor Ser v. Longwood Country (Beaty)	UNIFORM COMMERCIAL CODE. Whether originator's warranty created by Article 8 of the UCC runs to transfer agents; whether plaintiff's common law remedies are preempted; other issues.

PANEL II
COURTROOM TWO
Courthouse Room 201 (Green Carpet)
9:30 a.m.

THURSDAY, DECEMBER 6, 2007

UNITED STATES COURT OF APPEALS
FOR THE FOURTH CIRCUIT
Richmond, Virginia
(12/04/2007 - 12/07/2007 Session)

NUMBER AND STYLE	NATURE OF CASE
06-2092 Darveau v. Detecon Inc (Lee)	FAIR LABOR STANDARDS ACT. Whether an action taken by the employer against a former employee can constitute an adverse employment action in violation of anti-retaliation provisions of FLSA; whether employee was exempt from overtime pay requirements.
06-1996 (L), 06-2021 Steinberg v. Watt, Tieder, Hoffar (Titus)	BANKRUPTCY. Issues relating to computation of contingent fee award for services performed by law firm for bankruptcy estate.
06-1921 Eckerd Corporation v. John E. Day Assoc (Davis)	TORT LAW. Whether alleged negligence claims come within the exception recognized under Maryland law to the privity requirement and economic loss doctrine; other issues.
07-1225 Beckner v. American Benefit (Chambers)	ERISA. Identity of plan administrator; eligibility for benefits; other issues.

PANEL III
COURTROOM THREE
Courthouse Room 223 (Tan Carpet)
9:30 a.m.

THURSDAY, DECEMBER 6, 2007

UNITED STATES COURT OF APPEALS
FOR THE FOURTH CIRCUIT
Richmond, Virginia
(12/04/2007 - 12/07/2007 Session)

NUMBER AND STYLE	NATURE OF CASE
06-2158 Mora v. City of Gaithersburg (Messitte)	CIVIL RIGHTS. Did the defendants violate plaintiff's due process rights in refusing to return his confiscated firearms and ammunition; other issues.
06-2233 Bay Country Consumer v. Fidelity Security (Blake)	INSURANCE LAW. Whether district court erred in evidentiary rulings in insurance case to determine whether death was a suicide.
06-2187 Budrys v. Keisler	IMMIGRATION. Whether Board of Immigration Appeals abused its discretion in denying motion to reopen and remand.
06-2020 (L), 06-2041 Dunes West v. Essex Insurance Co (Norton)	INSURANCE. Whether summary judgment in favor of insurer was appropriate in breach of contract and bad faith action; other issues.

PANEL IV
COURTROOM FOUR
Courthouse Room 414-D (Tweed Carpet)
9:30 a.m.

THURSDAY, DECEMBER 6, 2007

UNITED STATES COURT OF APPEALS
FOR THE FOURTH CIRCUIT
Richmond, Virginia
(12/04/2007 - 12/07/2007 Session)

NUMBER AND STYLE	NATURE OF CASE
06-5169 US v. Dwight Jose Mitchell (Floyd)	CRIMINAL LAW & PROCEDURE. Whether proof that an individual with a common name exists is sufficient to satisfy "means of identification of another person" element of 18 U.S.C. Section 1028A(a)(1).
06-5179 US v. Avlin Stanley Ellis (Boyle)	CRIMINAL LAW & PROCEDURE. Whether district court abused its discretion in denying motion for continuance.
07-1011 Litman v. Toll Bros Inc (Ellis)	CONTRACTS. Propriety of summary judgment; interpretation of Virginia contract law.
06-1259 Long John Silvers v. Cole (Floyd)	ARBITRATION. Whether district court properly construed Section 16(b) of the Fair Labor Standards Act; whether the arbitrator disregarded the law or exceeded the scope of his authority.

PANEL V
COURTROOM FIVE
Courthouse Room 339
9:30 a.m.

THURSDAY, DECEMBER 6, 2007

UNITED STATES COURT OF APPEALS
FOR THE FOURTH CIRCUIT
Richmond, Virginia
(12/04/2007 - 12/07/2007 Session)

NUMBER AND STYLE	NATURE OF CASE
06-5016 US v. Donovan L. Wallace (Maxwell)	CRIMINAL LAW & PROCEDURE. Whether failure to make Fed. R. Crim. P. 29 motion precludes appeal regarding sufficiency of the evidence and the effect of government's failure to raise preclusion issue on appeal; other issues.
06-4986 US v. Sean Black (Payne)	CRIMINAL LAW & PROCEDURE. Whether police had reasonable, articulable suspicion to justify Terry search of defendant's person.
06-4647 (L), 06-4652 US v. Lanny B. Bodkins (Conrad)	CRIMINAL LAW & PROCEDURE. Whether evidence was sufficient to sustain Plunkett's convictions, whether government failed to disclose Brady material, and whether government improperly withheld departure motion based on Bodkins' assistance; other issues.
06-4763 US v. Emerson Reyes Go (Lee)	SENTENCING. Whether district court mistakenly concluded that the presumption of reasonableness afforded guideline sentences precludes a sentence outside the guideline range.

PANEL I
COURTROOM ONE
Courthouse Room 412 (Red Carpet)
8:30 a.m.

FRIDAY, DECEMBER 7, 2007

UNITED STATES COURT OF APPEALS
FOR THE FOURTH CIRCUIT
Richmond, Virginia
(12/04/2007 - 12/07/2007 Session)

NUMBER AND STYLE	NATURE OF CASE
06-4604 US v. Brian Conner (Flanagan)	SENTENCING GUIDELINES. Abuse of position of trust, USSG Section 3B1.3; loss determinations, USSG Section 2B1.1.
07-1454 Duke v. Leake (Britt)	CONSTITUTIONAL LAW. Whether various provisions of North Carolina's public funding program for judicial candidates violate the Constitution; whether plantiffs have standing to bring suit.
06-4886 US v. Karim L. Mowatt (Chasanow)	CRIMINAL LAW & PROCEDURE. Did the district court err in concluding that exigent circumstances existed to support the warrantless entry of defendant's home?
06-5021 US v. Louis McDade (Fox)	CRIMINAL LAW & PROCEDURE. Whether guilty plea was knowing and intelligent; whether appellant waived right to appeal competency determination; whether district court abused its discretion in failing to re-open competency issue.

PANEL II
COURTROOM TWO
Courthouse Room 201 (Green Carpet)
8:30 a.m.

FRIDAY, DECEMBER 7, 2007

UNITED STATES COURT OF APPEALS
FOR THE FOURTH CIRCUIT
Richmond, Virginia
(12/04/2007 - 12/07/2007 Session)

NUMBER AND STYLE	NATURE OF CASE
06-1430 DIRECTV Inc v. Rawlins (Voorhees)	DAMAGES. Whether the district court abused its discretion by denying the plaintiff/appellant's request for statutory damages pursuant to 18 U.S.C. Section 2520 (2000).
06-4995 US v. David H. Humphrey (Maxwell)	SENTENCING GUIDELINES. Upward variance.
06-5109 (L), 06-5143 US v. Caleb J. Carr (Friedman)	CRIMINAL LAW & PROCEDURE. Various issues arising out of multiple convictions for violations of firearms statute and Hobbs Act.
06-4905 US v. Chenomusa N-Jie (Stamp)	CRIMINAL LAW & PROCEDURE. Whether district court erred in failing to grant appellant's request for an evidentiary hearing on issue of juror bias; other issues.

PANEL III
COURTROOM THREE
Courthouse Room 223 (Tan Carpet)
8:30 a.m.

FRIDAY, DECEMBER 7, 2007

UNITED STATES COURT OF APPEALS
FOR THE FOURTH CIRCUIT
Richmond, Virginia
(12/04/2007 - 12/07/2007 Session)

NUMBER AND STYLE	NATURE OF CASE
07-2 (L), 07-4 Lawrence v. Branker (Boyle)	HABEAS CORPUS. Numerous issues arising out of state capital murder conviction and sentencing.
06-1439 McCray v. Pee Dee Regional (Wooten)	TITLE VII. Whether plaintiff produced any direct evidence of discriminatory treatment or demonstrated a prima facie case of discrimination.
06-4182 US v. Chablis D. Dandridge (Voorhees)	CRIMINAL LAW & PROCEDURE. Whether defendant waived the right to appeal his sentence; if not, whether remand for resentencing is appopriate.
06-4952 US v. Ronald L. Halstead (Keeley)	SENTENCING. Whether district court properly calculated amount of loss attributable to defendant; other sentencing issues.

PANEL IV
COURTROOM FOUR
Courthouse Room 414-D (Tweed Carpet)
8:30 a.m.

FRIDAY, DECEMBER 7, 2007

UNITED STATES COURT OF APPEALS
FOR THE FOURTH CIRCUIT
Richmond, Virginia
(12/04/2007 - 12/07/2007 Session)

NUMBER AND STYLE	NATURE OF CASE
06-4467 US v. Adaobi S. Udeozor (Messitte)	CRIMINAL LAW & PROCEDURE. Whether district court erred in admitting taped conversation and evidence of absent co-defendant's sex acts with victim in involuntary servitude case; special findings; sentencing issues.
06-5226 US v. Rodney Lee Ramey (Chambers)	CRIMINAL LAW & PROCEDURE. Whether the district court abused its discretion in revoking supervised release by improperly relying on hearsay testimony.
07-1105 Southard v. Lester (Fox)	CIVIL. Whether district court erred in ruling the Pennsylvania Rule and the International Regulations for Preventing Collisions at Sea were inapplicable in maritime personal injury case.
06-5128 US v. Ayande Yearwood (Bennett)	CRIMINAL LAW & PROCEDURE. Sufficiency of the evidence to support conspiracy conviction; double jeopardy; Fed. R. Evid. 404(b) evidence.

PANEL V
COURTROOM FIVE
Courthouse Room 339
8:30 a.m.

FRIDAY, DECEMBER 7, 2007

END